Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com

telephone:	(713) 651-5151
February 15, 2008
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Quanex Corporation Preliminary Proxy Statement on Schedule 14A — Amendment No. 2 File No. 001-05725
Ladies and Gentlemen:
     On behalf of Quanex Corporation, we hereby submit Amendment No. 2 to Quanex’s Preliminary Proxy Statement on Schedule 14A relating to its proposed merger with a subsidiary of Gerdau S.A. The attached filing updates certain information in the body of the proxy statement and includes as Annex D the latest version of the preliminary Information Statement of Quanex Building Products Corporation contained in QPBC’s Form 10 amendment filing from earlier today.
     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5128 or Michael W. Conlon of this firm at (713) 651-5427.

Very truly yours,
/s/ Martin F. Doublesin

Martin F. Doublesin

cc:	Ms. Pamela Long (Securities and Exchange Commission)
Ms. Era Anagnosti (Securities and Exchange Commission)
Ms. Patricia Armelin (Securities and Exchange Commission)
Ms. Anne McConnell (Securities and Exchange Commission)
Mr. Kevin P. Delaney (Quanex Corporation)
Mr. Michael W. Conlon (Firm)
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